FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Mr. Michel Robitaille
 Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copie to:

Mr. Robert E. Buckholz, Jr.
 Sullivan & Cromwell LLP
125 Broad Street
New York, N.Y. 10004-2498

* The Registrant is filing this Annual Report on a voluntary basis.

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2002 (the "Annual Report") as follows:

  1.
  The following additional exhibits are hereby added to the Annual Report:

Exhibit (11):

    Quaterly Presentation of Financial Transactions for the second quarter ended June 30, 2003.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 6 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ BERNARD TURGEON
Name:	Bernard Turgeon
Title:	Associate Deputy Minister Budgetary Policy and Financing

Date: October 1, 2003